UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CI&T Inc

(Name of Issuer)

Class A common shares, US$0.00005 par value per share

(Title of Class of Securities)

G21307106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21307106	SCHEDULE 13G	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS Advent International, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 49,637,891 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 49,637,891 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,637,891 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 70.4% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Represents (i) 556,699 Class A common shares and (ii) 49,081,192 Class B common shares. The percent of class was calculated based on (i) 20,612,552 Class A common shares outstanding as of September 30, 2023, as disclosed in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 17, 2023, plus (ii) the Class B common shares that may be deemed to be beneficially owned by the reporting person as of December 31, 2023, which are treated as converted into Class A common shares only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. G21307106	SCHEDULE 13G	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS Advent International GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 49,637,891 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 49,637,891 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,637,891 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 70.4% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

Represents (i) 556,699 Class A common shares and (ii) 49,081,192 Class B common shares. The percent of class was calculated based on (i) 20,612,552 Class A common shares outstanding as of September 30, 2023, as disclosed in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 17, 2023, plus (ii) the Class B common shares that may be deemed to be beneficially owned by the reporting person as of December 31, 2023, which are treated as converted into Class A common shares only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. G21307106	SCHEDULE 13G	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS Advent International LAPEF VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 49,637,891 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 49,637,891 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,637,891 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 70.4% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

Represents (i) 556,699 Class A common shares and (ii) 49,081,192 Class B common shares. The percent of class was calculated based on (i) 20,612,552 Class A common shares outstanding as of September 30, 2023, as disclosed in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 17, 2023, plus (ii) the Class B common shares that may be deemed to be beneficially owned by the reporting person as of December 31, 2023, which are treated as converted into Class A common shares only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. G21307106	SCHEDULE 13G	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS LAPEF VI GP Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 49,637,891 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 49,637,891 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,637,891 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 70.4% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Represents (i) 556,699 Class A common shares and (ii) 49,081,192 Class B common shares. The percent of class was calculated based on (i) 20,612,552 Class A common shares outstanding as of September 30, 2023, as disclosed in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 17, 2023, plus (ii) the Class B common shares that may be deemed to be beneficially owned by the reporting person as of December 31, 2023, which are treated as converted into Class A common shares only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. G21307106	SCHEDULE 13G	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSONS AI Calypso Brown LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 16,545,963 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 16,545,963 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,545,963 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.2% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

Represents (i) 185,565 Class A common shares and (ii) 16,360,398 Class B common shares. The percent of class was calculated based on (i) 20,612,552 Class A common shares outstanding as of September 30, 2023, as disclosed in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 17, 2023, plus (ii) the Class B common shares that may be deemed to be beneficially owned by the reporting person as of December 31, 2023, which are treated as converted into Class A common shares only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. G21307106	SCHEDULE 13G	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSONS AI Iapetus Grey LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 16,545,964 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 16,545,964 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,545,964 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.2% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

Represents (i) 185,567 Class A common shares and (ii) 16,360,397 Class B common shares. The percent of class was calculated based on (i) 20,612,552 Class A common shares outstanding as of September 30, 2023, as disclosed in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 17, 2023, plus (ii) the Class B common shares that may be deemed to be beneficially owned by the reporting person as of December 31, 2023, which are treated as converted into Class A common shares only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. G21307106	SCHEDULE 13G	Page 8 of 15 Pages

1.	NAMES OF REPORTING PERSONS AI Titan Black LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 16,545,964 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 16,545,964 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,545,964 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.2% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

Represents (i) 185,567 Class A common shares and (ii) 16,360,397 Class B common shares. The percent of class was calculated based on (i) 20,612,552 Class A common shares outstanding as of September 30, 2023, as disclosed in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 17, 2023, plus (ii) the Class B common shares that may be deemed to be beneficially owned by the reporting person as of December 31, 2023, which are treated as converted into Class A common shares only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. G21307106	SCHEDULE 13G	Page 9 of 15 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

CI&T Inc (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

Estrada Guiseppina Vianelli De Napoli, 1455 – C, Globaltech 13.100-000 – Brazil Campinas-State of São Paulo 13086-902 - Brazil

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Advent International, L.P., a Delaware limited partnership (f/k/a Advent International Corporation);

(ii)  Advent International GP, LLC, a Delaware limited liability company;

(iii)  Advent International LAPEF VI, LLC, a Delaware limited liability company;

(iv) LAPEF VI GP Limited Partnership, a Delaware limited partnership;

(v)   AI Calypso Brown LLC, a Delaware limited liability company;

(vi) AI Iapetus Grey LLC, a Delaware limited liability company;

(vii) AI Titan Black LLC, a Delaware limited liability company (together with AI Calypso Brown LLC and AI Iapetus Grey LLC, the “Advent Managed LLCs”).

The managing members and beneficial owners of each of the Advent Managed LLCs are the following funds (the “Advent LAPEF VI Funds”): Advent Latin American Private Equity Fund VI Limited Partnership, Advent Latin American Private Equity Fund VI-A Limited Partnership (of which Advent LAPEF VI Feeder Limited Partnership is a limited partner), Advent Latin American Private Equity Fund VI-B Limited Partnership, Advent Latin American Private Equity Fund VI-C Limited Partnership, Advent Latin American Private Equity Fund VI-D Limited Partnership, Advent Latin American Private Equity Fund VI-E Limited Partnership, Advent Latin American Private Equity Fund VI-F Limited Partnership, Advent Latin American Private Equity Fund VI-G Limited Partnership, Advent Latin American Private Equity Fund VI-H Limited Partnership, Advent Partners LAPEF VI Limited Partnership and Advent Partners LAPEF VI-A Limited Partnership. The Advent LAPEF VI Funds have direct or indirect ownership interests in the Advent Managed LLCs, but none of the Advent LAPEF VI Funds has voting or dispositive power over any shares. LAPEF VI GP Limited Partnership is the general partner of the Advent LAPEF VI Funds, Advent International LAPEF VI, LLC is the general partner of LAPEF VI GP Limited Partnership, Advent International, L.P. is the sole member and manager of Advent LAPEF VI GP LLC, and Advent International GP, LLC is the general partner of Advent International, L.P. Each of LAPEF VI GP Limited Partnership, Advent International LAPEF VI, LLC, Advent International, L.P. and Advent International GP, LLC may be deemed to have voting and dispositive power over the shares held by the Advent Managed Fund LLCs.

The address of the principal business and the principal office of the Reporting Persons is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069.

During 2023, Advent International Corporation effected a change in the form of entity and became Advent International, L.P. Accordingly, Advent International GP, LLC, which is the general partner of Advent International, L.P., has been added as a Reporting Person on this Schedule 13G.

	(d)	Title of Class of Securities:

Class A common shares, US$0.00005 par value per share

	(e)	CUSIP Number: G21307106

CUSIP No. G21307106	SCHEDULE 13G	Page 10 of 15 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership.

	(a) — (c)	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Number of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Common Stock Outstanding
Advent International, L.P.	49,637,891	49,637,891	—	49,637,891	—	70.4%
Advent International GP, LLC	49,637,891	49,637,891	—	49,637,891	—	70.4%
Advent International LAPEF VI, LLC	49,637,891	49,637,891	—	49,637,891	—	70.4%
LAPEF VI GP Limited Partnership	49,637,891	49,637,891	—	49,637,891	—	70.4%
AI Calypso Brown LLC	16,545,963	16,545,963	—	16,545,963	—	44.2%
AI Iapetus Grey LLC	16,545,964	16,545,964	—	16,545,964	—	44.2%
AI Titan Black LLC	16,545,964	16,545,964	—	16,545,964	—	44.2%

CUSIP No. G21307106	SCHEDULE 13G	Page 11 of 15 Pages

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

CUSIP No. G21307106	SCHEDULE 13G	Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024	ADVENT INTERNATIONAL, L.P. By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance

Date: February 14, 2024	ADVENT INTERNATIONAL GP, LLC

/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance

Date: February 14, 2024	ADVENT INTERNATIONAL LAPEF VI, LLC

By: ADVENT INTERNATIONAL, L.P., MANAGER By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: February 14, 2024	LAPEF VI GP LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL LAPEF VI, LLC,
GENERAL PARTNER
By: ADVENT INTERNATIONAL, L.P., MANAGER
By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

CUSIP No. G21307106	SCHEDULE 13G	Page 13 of 15 Pages

Date: February 14, 2024	AI CALYPSO BROWN LLC

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President

Date: February 14, 2024	AI IAPETUS GREY LLC

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President

Date: February 14, 2024	AI TITAN BLACK LLC

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President